TRUMID FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

TRUMID FINANCIAL, LLC

Index



Deloitte & Touche LLP
695 East Main Street
P.O. Box 10098
Stamford, CT 06901-2150
USA

Tel: + 1 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Equity Owners and the Board of Directors of Trumid Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trumid Financial, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 2017.

TRUMID FINANCIAL, LLC

Statement of Financial Condition

December 31, 2021 (in thousands)

Assets		
Current Assets		
Cash	$	13,929
Receivable from Intermediation Agent and Amounts Due From Invoiced Clients		2,799
Prepaid Expenses, Other Receivables, and Other Current Assets		381
Total Current Assets	$	**17,109**
Non-Current Assets		
Office Equipment and Furniture, net		24
Intangible Assets, net		2,227
Goodwill		6,254
Total Non-Current Assets	$	**8,505**
Total Assets	$	**25,614**
Liabilities and Member's Equity		
Liabilities		
Current Liabilities		
Accounts Payable, Accrued Expenses, and Other Current Liabilities	$	454
Total Current Liabilities	$	**454**
Commitments and Contingencies (Note 8)		
Member's Equity		
Member's Equity	$	25,160
Total Member's Equity	$	**25,160**
Total Liabilities and Member's Equity	$	**25,614**

The accompanying notes are an integral part of this financial statement

TRUMID FINANCIAL, LLC
December 31, 2021
Notes to Financial Statements (amounts in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Trumid Financial, LLC ("Trumid" or the "Company"), a Delaware limited liability company, was formed on June 4, 2014 and was granted its license as a broker dealer in November 2014. The Company was organized to operate an electronic trading platform for USD-denominated corporate bonds and treasury securities. The Company is a wholly-owned subsidiary of Trumid Holdings, LLC (the "Parent"), which is in the business of increasing enterprise value through its subsidiaries, and intends to continue to capitalize those subsidiaries to ensure continued operations and compliance with capital requirements.

The Company is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates an Alternative Trading System (ATS) for which all anonymous trades filled on the ATS are executed, settled, and cleared by State Street Global Markets, LLC ("SSGM"). The Company's ATS also directly connects institutional buyers and sellers of corporate bonds through an attributed trading protocol.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash is maintained at two major global banks which at times may exceed federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at these banks. The Company has not experienced and does not expect to experience any nonperformance by either bank.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires the Company to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Goodwill and Intangible Assets

The Company is required to assess goodwill for impairment by comparing the estimated fair value with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). Goodwill is an indefinite life asset and is not amortized. The Company has elected to use December 31 as its annual impairment test date. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill and other indefinite lived assets are not considered impaired. If the estimated fair value is less that the carrying value, further analysis is necessary to determine the amount of the impairment, if any. The Company completed its qualitative annual review of goodwill as of December 31, 2021 and no impairment was identified.

TRUMID FINANCIAL, LLC
December 31, 2021
Notes to Financial Statements (amounts in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

At December 31, 2021, the Company had finite-life intangible assets of $2,227 comprised primarily of client relationships related to the acquisition of Electronifie Securities LLC ("Electronifie"). Intangible assets with a finite life are amortized over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows. These assets are reviewed for impairment on an interim basis when certain events or circumstances occur or exist.

Office Equipment and Furniture

Office equipment and furniture is carried at cost, less accumulated depreciation, amortization, and impairment losses. The Company uses the straight-line method of depreciation with an estimated useful life of 3 years for office equipment and 6 years for furniture.

Office Equipment and Furniture is comprised of the following:

Office Equipment (hardware and software)	$	118
Furniture		44
Accumulated Depreciation		(138)
Total Furniture and Office Equipment, net	**$**	**24**

2. Income Taxes

The Company is organized as a Delaware limited liability company and is treated as a disregarded entity for U.S. income tax purposes with no federal, state, or local tax liability.

3. Employee Benefit Plan

All participating employees are eligible to participate in the Sequoia One 401(k) Plan.

4. Affiliate Transactions

The Company and its Parent have executed a written agreement whereby certain costs are allocated to the Company for occupancy and common operating costs, and cash settled pursuant to the agreement. There was no amount due to the Parent under this agreement as of December 31, 2021. The Company received cash of $3,000 in the form of capital contributions from its Parent in 2021.

5. Receivable from Intermediation Agent and Amounts Due From Invoiced Clients

The Company has an arrangement with SSGM, the Company's intermediation agent, whereby SSGM receives a share of the markup the Company earns from transactions on its platform. The balance due from SSGM at December 31, 2021 was $635.

In addition, the Company has arrangements with certain clients where the Company directly bills the client for monthly trade billing on the anonymous and attributed protocols. The balance due from directly billed clients at December 31, 2021 was $2,164.

Notes to Financial Statements (amounts in thousands)

6. Credit Risk

The Company is exposed to the risk that its intermediation agent and invoiced clients will not perform its obligations, including managing all settlement risks. The Company's agreement with its intermediation agent provides that any losses deemed to be due to an error by the trading platform might be an obligation of the Company. The Company has not experienced any such matters in any material respect.

7. Segment Information and Customer Concentration

The Company operates in a single operating segment under ASC 280 and all assets and operations are located in the United States.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that may contain a variety of representations and warranties which may provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss, if any, to be remote.

9. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 the Company is required to maintain minimum net capital as defined, equal to $250. As of December 31, 2021, Trumid Financial had net capital of $13,475 which exceeded its minimum required net capital by $13,225.

The Company files an Exemption Report pursuant to SEC Rule 17a-5 relying on Footnote 74 because the Company has limited business activities and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers.

10. Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition through February 25, 2022, which is the date the financial statement was available to be issued. There were no subsequent events that required adjustment to or disclosure in the financial statement.